PRESS RELEASE


Contact: Glennon F. ("Buddy") Mattingly (502) 893-0323 (Ext. 385) Chief Financial Officer


           TUMBLEWEED ANNOUNCES STOCKHOLDER APPROVAL OF GOING PRIVATE
                                   TRANSACTION


LOUISVILLE, KY (November 21, 2003) - Tumbleweed, Inc. (Nasdaq SmallCap: TWED) announced today that at the Annual Meeting of Stockholders, its stockholders approved a one-for-5,000 reverse stock split to be followed immediately by a 5,000-for-one forward stock split. The Company expects that the transaction will become effective at 11:59 p.m. on November 24, 2003. The Company anticipates that its Common Stock will no longer be traded on the NASDAQ SmallCap Market as of the opening of trading on November 25, 2003. The transaction is expected to reduce the number of stockholders below the level at which the Company would be required to continue to file reports with the SEC.

Stockholders otherwise entitled to receive less than one share in the reverse stock split will instead receive cash in the amount of $1.10 per share. Shortly after the effective date of the transaction, the Company will send instructions to such stockholders regarding the method of submitting stock certificates for the cash payment.

Tumbleweed opened its first restaurant in 1975 in New Albany, Indiana. Restaurants are currently open in Ohio, Illinois, Indiana, Kentucky and Wisconsin. International locations include Germany, Jordan, Egypt and Turkey. Tumbleweed currently has 56 restaurants in operation, with 31 company-owned locations, and 25 franchised and licensed restaurants, including four international units. For additional information, visit Tumbleweed's website at www.tumbleweedrestaurants.com.

This release includes forward-looking statements about Tumbleweed and its business. For this purpose, words such as expects, believes, estimates, anticipates, plans and similar expressions are intended to identify forward-looking statements.








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